SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934

                              Polymer Group, Inc.
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                        (Title of Class of Securities)

                                   731745105
                                (CUSIP Number)

              MatlinPatterson Global Opportunities Partners L.P.
         MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
             MatlinPatterson Global Opportunities Partners B, L.P.
                      MatlinPatterson Global Advisers LLC
                      MatlinPatterson Global Partners LLC
                     MatlinPatterson Asset Management LLC
                              MatlinPatterson LLC
                               Mark R. Patterson
                                David J. Matlin
                           (Name of Persons Filing)

                                 Robert Weiss
                      MatlinPatterson Global Advisers LLC
                              520 Madison Avenue
                           New York, New York 10022
                           Telephone: (212) 651-9525
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 March 6, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)
                        (Continued on following pages)


                              (Page 1 of 31 pages)

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.    731745105                                     Page  2 of 31 Pages
-------------------------------------------------------------------------------

      1    NAMES OF REPORTING PERSONS

           I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                MatlinPatterson Global Opportunities Partners L.P.
-------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /_/
                                                                   (b) /x/
-------------------------------------------------------------------------------
      3    SEC USE ONLY
-------------------------------------------------------------------------------
      4    SOURCE OF FUNDS
                       AF, WC
-------------------------------------------------------------------------------
      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 /_/
-------------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION
                       Delaware
-------------------------------------------------------------------------------

    SHARES                       7               SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                            0
   REPORTING
  PERSON WITH
-------------------------------------------------------------------------------

                                 8               SHARED VOTING POWER
                                                      10,727,193
-------------------------------------------------------------------------------

                                 9               SOLE DISPOSITIVE POWER
                                                           0
-------------------------------------------------------------------------------

                                 10              SHARED DISPOSITIVE POWER
                                                       10,727,193
-------------------------------------------------------------------------------
     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON
                             10,727,193
-------------------------------------------------------------------------------
     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                        /_/
-------------------------------------------------------------------------------
     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             80.3%
-------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON
                             PN
-------------------------------------------------------------------------------


                                (Page 2 of 31)

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.       731745105                                 Page 3 of 31 Pages
-------------------------------------------------------------------------------

      1       NAMES OF REPORTING PERSONS

              I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 MatlinPatterson Global Opportunities Partners (Bermuda) L.P.
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) /_/
                                                                     (b) /x/
-------------------------------------------------------------------------------
      3       SEC USE ONLY
-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
                          AF, WC
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                         /_/
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                          Bermuda
-------------------------------------------------------------------------------

    SHARES                       7               SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH
   REPORTING
 PERSON WITH                                               0
-------------------------------------------------------------------------------

                                 8               SHARED VOTING POWER
                                                       2,736,403
-------------------------------------------------------------------------------

                                 9               SOLE DISPOSITIVE POWER
                                                           0
-------------------------------------------------------------------------------

                                 10              SHARED DISPOSITIVE POWER
                                                       2,736,403
-------------------------------------------------------------------------------
     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                 PERSON
                            2,736,403
-------------------------------------------------------------------------------
     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES                                       /_/
-------------------------------------------------------------------------------
     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            28.9%
-------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON
                            PN
-------------------------------------------------------------------------------


                                (Page 3 of 31)

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.             731745105                             Page 4 of 31 Pages
-------------------------------------------------------------------------------

      1        NAMES OF REPORTING PERSONS

               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   MatlinPatterson Global Opportunities Partners B, L.P.
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /_/
                                                                   (b) /x/
-------------------------------------------------------------------------------
      3       SEC USE ONLY
-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
                          AF, WC
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            /_/
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-------------------------------------------------------------------------------

    SHARES                       7               SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                             0
  REPORTING
 PERSON WITH
-------------------------------------------------------------------------------

                                 8               SHARED VOTING POWER
                                                        132,581
-------------------------------------------------------------------------------

                                 9               SOLE DISPOSITIVE POWER
                                                           0
-------------------------------------------------------------------------------

                                 10              SHARED DISPOSITIVE POWER
                                                         132,581
-------------------------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  132,581
-------------------------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                      /_/
-------------------------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       1.6%
-------------------------------------------------------------------------------

     14           TYPE OF REPORTING PERSON
                       PN
-------------------------------------------------------------------------------


                                (Page 4 of 31)

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.           731745105                               Page 5 of 31 Pages
-------------------------------------------------------------------------------

      1       NAMES OF REPORTING PERSONS

              I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      MatlinPatterson Global Advisers LLC
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)/_/
                                                                      (b)/x/
-------------------------------------------------------------------------------
      3       SEC USE ONLY
-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
                          AF, WC
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            /_/
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-------------------------------------------------------------------------------

    SHARES                       7               SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                             0
  REPORTING
 PERSON WITH
-------------------------------------------------------------------------------

                                 8               SHARED VOTING POWER
                                                      10,727,193
-------------------------------------------------------------------------------

                                 9               SOLE DISPOSITIVE POWER
                                                           0
-------------------------------------------------------------------------------

                                 10              SHARED DISPOSITIVE POWER
                                                       10,727,193
-------------------------------------------------------------------------------
     11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                   10,727,193
-------------------------------------------------------------------------------
     12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                        /_/
-------------------------------------------------------------------------------
     13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        80.3%
-------------------------------------------------------------------------------
     14            TYPE OF REPORTING PERSON
                        IA
-------------------------------------------------------------------------------


                                (Page 5 of 31)

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.          731745105                                Page 6 of 31 Pages
-------------------------------------------------------------------------------

      1        NAMES OF REPORTING PERSONS

               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       David J. Matlin
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)/_/
                                                                       (b)/x/
-------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                          /_/
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------

    SHARES                       7               SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                             0
  REPORTING
 PERSON WITH

-------------------------------------------------------------------------------

                                 8               SHARED VOTING POWER
                                                      10,727,193
-------------------------------------------------------------------------------

                                 9               SOLE DISPOSITIVE POWER
                                                           0
-------------------------------------------------------------------------------

                                 10              SHARED DISPOSITIVE POWER
                                                       10,727,193
-------------------------------------------------------------------------------
     11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                   PERSON

                   10,727,193
-------------------------------------------------------------------------------
     12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                     /_/
-------------------------------------------------------------------------------
     13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        80.3%
-------------------------------------------------------------------------------
     14            TYPE OF REPORTING PERSON
                        IN
-------------------------------------------------------------------------------


                                (Page 6 of 31)

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.       731745105                                  Page 7 of 31 Pages
-------------------------------------------------------------------------------

      1       NAMES OF REPORTING PERSONS

              I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Mark R. Patterson
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /_/
                                                                       (b) /x/
-------------------------------------------------------------------------------
      3       SEC USE ONLY
-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
                          AF, WC
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            /_/
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-------------------------------------------------------------------------------

    SHARES                       7               SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                             0
  REPORTING
 PERSON WITH
-------------------------------------------------------------------------------

                                 8               SHARED VOTING POWER
                                                      10,727,193
-------------------------------------------------------------------------------

                                 9               SOLE DISPOSITIVE POWER
                                                           0
-------------------------------------------------------------------------------

                                 10              SHARED DISPOSITIVE POWER
                                                       10,727,193
-------------------------------------------------------------------------------
     11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON

                    10,727,193
-------------------------------------------------------------------------------
     12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                       /_/
-------------------------------------------------------------------------------
     13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         80.3%
-------------------------------------------------------------------------------
     14             TYPE OF REPORTING PERSON
                         IN
-------------------------------------------------------------------------------


                                (Page 7 of 31)

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.         731745105                                  Page 8 of 31 Pages
-------------------------------------------------------------------------------

      1        NAMES OF REPORTING PERSONS

               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       MatlinPatterson Global Partners LLC
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /_/
                                                                      (b) /x/
-------------------------------------------------------------------------------
      3       SEC USE ONLY
-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
                          AF, WC
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            /_/
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-------------------------------------------------------------------------------

    SHARES                       7               SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                             0
  REPORTING
 PERSON WITH

-------------------------------------------------------------------------------

                                 8               SHARED VOTING POWER
                                                      10,727,193
-------------------------------------------------------------------------------

                                 9               SOLE DISPOSITIVE POWER
                                                           0
-------------------------------------------------------------------------------

                                 10              SHARED DISPOSITIVE POWER
                                                      10,727,193
-------------------------------------------------------------------------------
     11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   10,727,193
-------------------------------------------------------------------------------
     12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES                                       /_/
-------------------------------------------------------------------------------
     13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        80.3%
-------------------------------------------------------------------------------
     14            TYPE OF REPORTING PERSON
                        HC
-------------------------------------------------------------------------------


                                (Page 8 of 31)

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.          731745105                                 Page 9 of 31 Pages
-------------------------------------------------------------------------------

      1       NAMES OF REPORTING PERSONS

              I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   MatlinPatterson Asset Management LLC
-------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /_/
                                                                      (b) /x/
-------------------------------------------------------------------------------
      3       SEC USE ONLY
-------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
                          AF, WC
-------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            /_/
-------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
-------------------------------------------------------------------------------

    SHARES                       7               SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                             0
  REPORTING
 PERSON WITH

-------------------------------------------------------------------------------

                                 8               SHARED VOTING POWER
                                                       10,727,193
-------------------------------------------------------------------------------

                                 9               SOLE DISPOSITIVE POWER
                                                           0
-------------------------------------------------------------------------------

                                 10              SHARED DISPOSITIVE POWER
                                                       10,727,193
-------------------------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                  10,727,193
-------------------------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                       /_/
-------------------------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       80.3%
-------------------------------------------------------------------------------
     14           TYPE OF REPORTING PERSON
                       HC
-------------------------------------------------------------------------------


                                (Page 9 of 31)

                                 SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.         731745105                               Page 10 of 31 Pages
-------------------------------------------------------------------------------

      1        NAMES OF REPORTING PERSONS

               I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       MatlinPatterson LLC
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /_/
                                                                       (b) /x/
-------------------------------------------------------------------------------
      3        SEC USE ONLY
-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS
                           AF, WC
-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                           /_/
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
-------------------------------------------------------------------------------

    SHARES                       7               SOLE VOTING POWER
 BENEFICIALLY
 OWNED BY EACH                                             0
  REPORTING
 PERSON WITH
-------------------------------------------------------------------------------

                                 8               SHARED VOTING POWER
                                                      10,727,193
-------------------------------------------------------------------------------

                                 9               SOLE DISPOSITIVE POWER
                                                           0
-------------------------------------------------------------------------------

                                 10              SHARED DISPOSITIVE POWER
                                                     10,727,193
-------------------------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                       10,727,193
-------------------------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                        /_/
-------------------------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       80.3%
-------------------------------------------------------------------------------
     14           TYPE OF REPORTING PERSON
                       HC
-------------------------------------------------------------------------------


                               (Page 10 of 31)

Introduction.

         This Schedule 13D Statement (this "Statement") is filed on behalf of
(i) MatlinPatterson Global Opportunities Partners L.P., ("Matlin Partners (Delaware)") a limited partnership organized under the laws of Delaware, MatlinPatterson Global Opportunities Partners B, L.P., (the "Opt-Out Fund") a limited partnership organized under the laws of Delaware, and MatlinPatterson Global Opportunities Partners (Bermuda) L.P. ("Matlin Partners (Bermuda)"), collectively with the Opt-Out Fund and Matlin Partners Delaware, "Matlin Partners"), a limited partnership organized under the laws of Bermuda (ii) MatlinPatterson Global Advisers LLC, ("Matlin Advisers") a limited liability company organized under the laws of Delaware, by virtue of their investment authority over securities held by Matlin Partners, (iii) MatlinPatterson Global Partners LLC, ("Matlin Global Partners") a limited liability company organized under the laws of Delaware, as general partner of Matlin Partners,
(iv) MatlinPatterson Asset Management LLC, ("Matlin Asset Management") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (v) MatlinPatterson LLC, ("MatlinPatterson") a limited liability company organized under the laws of Delaware, as the holder of all of the membership interests in Matlin Asset Management, (vi) and Mark Patterson and David Matlin each as a holder of 50% of the membership interests in MatlinPatterson (Matlin Partners (Delaware), Matlin Partners (Bermuda), the Opt-Out Fund, Matlin Advisers, Matlin Global Partners, Matlin Asset Management, MatlinPatterson, Mark Patterson and David Matlin, collectively, the "Reporting Persons" and each a "Reporting Person"), for the purpose of disclosing the acquired beneficial ownership of the Reporting Persons in the Issuer (as defined below) pursuant to the Debtor's Joint Second Amended and Modified Plan of Reorganization (the "Plan"), approved on January 16, 2003 by the United States Bankruptcy Court for the District of South Carolina (Case No. 02-5773(w)).

Item 1.  Security and Issuer

         The name of the issuer is Polymer Group, Inc. (the "Issuer"). This Statement relates to the Issuer's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"). The principal executive offices of the Issuer are located at Polymer Group, Inc., 4838 Jenkins Avenue, North Charleston, SC 29405.

Item 2.  Identity and Background

         (i) Matlin Partners (Delaware) and the Opt-Out Fund are limited partnerships organized under the laws of Delaware. MatlinPartners (Delaware) generally invests in equity and subordinated debt securities of companies. The Opt-Out Fund holds investments of investors who originally invested in MatlinPartners (Delaware) but opted out of subsequent investments upon the spin off of MatlinPatterson entities from Credit Suisse First Boston in July 2002. The address of Matlin Partners (Delaware) and the Opt-Out Fund's principal business and principal office is c/o Matlin Global Partners 520 Madison
Avenue, New York, New York 10022.


                               (Page 11 of 31)

         (ii) MatlinPartners (Bermuda) is a limited partnership organized under the laws of Bermuda. MatlinPartners (Bermuda) holds participation interests in the investments of MatlinPartners (Delaware). MatlinPartners (Bermuda) generally invests in equity and subordinated debt securities of companies. The address of Matlin Partners (Bermuda)'s principal business and principal office is c/o Quorum International Limited, Reid House, 31 Church Street, Hamilton, Bermuda.

         (iii) Matlin Global Partners is a limited liability company organized under the laws of Delaware. Matlin Global Partners serves as General Partner of Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt-Out Fund. The address of Matlin Global Partners' principal business and principal office is 520 Madison Avenue, New York, New York 10022. The principal business of Matlin Global Partners is acting as the general partner to Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt-Out Fund.

         (iv) Matlin Advisers is a limited liability company organized under the laws of Delaware. Matlin Advisers serves as investment advisor to Matlin Partners (Delaware), Matlin Partners (Bermuda) and the Opt-Out Fund. The address of Matlin Advisers' principal business and principal office is 520 Madison Avenue, New York, New York 10022. Matlin Advisers performs certain investment advisory services on behalf of Matlin Partners (Delaware) and Matlin Partners (Bermuda), pursuant to a certain amended and restated Investment Advisory Agreement dated as of July 17, 2002 among Matlin Advisers, Matlin Partners (Delaware) and Matlin Partners (Bermuda).

         (v) Matlin Asset Management is a limited liability company organized under the laws of Delaware. Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. The address of Matlin Asset Management's principal business and principal office is 520 Madison Avenue, New York, New York 10022. Matlin Asset Management's principal business is owning Matlin Global Partners and Matlin Advisers.

         (vi) MatlinPatterson is a limited liability company organized under the laws of Delaware. MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. The address of MatlinPatterson's principal business and principal office is 520 Madison Avenue, New York, New York 10022. MatlinPatterson's principal business is owning Matlin Asset Management.

         (vii) Mark R. Patterson and David J. Matlin are each the holder of 50% of the membership interests in MatlinPatterson. The address of Mark R. Patterson and David J. Matlin's principal business office is 520 Madison Avenue, New York, New York 10022. Mark R. Patterson's present principal occupation is acting as Chairman of Matlin Advisers and David J. Matlin's present principal occupation is acting as Chief Executive Officer of Matlin Advisers. Mark R. Patterson and David J. Matlin are citizens of the United States of America.

         (viii) In the past five years, the Reporting Persons have not been
(a) convicted in a criminal proceeding (other than traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting


                               (Page 12 of 31)
or mandating activities subject to, federal or state securities laws nor has it been found to have violated such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The information set forth in Item 6 is hereby incorporated by reference into this Item 3.

         Pursuant to the Plan, the Reporting Persons acquired beneficial ownership of 5,499,445 shares of Class A Common Stock in consideration of the cancellation of certain debt instruments (and all pre-petition interest thereon) which has been acquired by the Reporting Persons through a series of trades at an aggregate cost to the Reporting Persons of $150,732,172 as follows: 1,579,425 shares issued in respect of $114,813,000 principal amount 8.75% Senior Subordinated Notes of the Issuer due 2008 (the "8.75% Senior Subordinated Notes") (and all pre-petition interest thereon) acquired by the Reporting Persons at a total cost of $43,108,511; 3,907,871 shares issued in respect of $279,549,000 principal amount 9% Senior Subordinated Notes of the Issuer due 2008 (the "9% Senior Subordinated Notes") and all pre-petition interest thereon acquired by the Reporting Persons at a total cost of $107,413,619; 1,480 shares issued in respect of $113,000 principle amount 9.25% Senior Notes due 2006 of Dominion Textile (USA) Inc. and all pre-petition interest thereon acquired by the Reporting Persons at a total cost of $25,425; and 10,669 shares issued in respect of $821,000 principle amount 8.875% Senior Subordinated Notes due 2003 of Dominion Textile and all pre-petition interest thereon acquired by the Reporting Persons at a total cost of $184,725.

         The Reporting Persons acquired $38,119,000 face value of the 10% Junior Subordinated Notes due 2007 (the "Convertible Notes") which are immediately convertible into 5,227,749 shares of Class A Common Stock at a conversion price of $7.29. The Reporting Person paid cash at their par value from working capital for the Convertible Notes. No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Class A Common Stock and Convertible Notes.

Item 4.  Purpose of Transaction

         The Class A Common Stock and Convertible Notes held by Matlin Partners were acquired as described in Item 3 and Item 6. The information set forth in Item 3 and Item 6 hereof is hereby incorporated by reference into this Item 4. Matlin Partners currently holds such Class A Common Stock and Convertible Notes for investment purposes subject to the next paragraph.

         Subject to the agreements and arrangements described in Item 6 hereof, the Reporting Persons continuously evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional Class A Common Stock or Convertible Notes of the Issuer will be acquired by Matlin Partners and/or by other accounts and funds which Matlin Global Partners is the general partner and/or investment manager or whether Matlin Partners and/or any such other accounts or funds will dispose of Class A Common Stock or Convertible Notes of the Issuer. At any time, additional Class A Common Stock or Convertible Notes may be acquired or some or all of the Class A Common Stock or Convertible Notes of the Issuer beneficially owned by Matlin Partners may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, no Reporting Person currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a) - (j) of Schedule 13D; however, as part of the ongoing evaluation of this investment and investment alternatives, any Reporting Person may consider such matters, and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, any Reporting Person may hold discussions with or make formal


                               (Page 13 of 31)
proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

         Lap Chan, an employee of Matlin Advisers, serves on the Board of Directors of the Issuer. As a director of the Issuer, Lap Chan may have influence over the corporate activities of the Issuer, including activities which may relate to items described in Items 4(a) - (j) of Schedule 13D.

         Ramon Betolaza, an employee of Matlin Advisers, serves on the Board of Directors of the Issuer. As a director of the Issuer, Ramon Betolaza may have influence over the corporate activities of the Issuer, including activities which may relate to items described in Items 4(a) - (j) of Schedule 13D.

         Michael Watzky, an employee of Matlin Advisers, serves on the Board of Directors of the Issuer. As a director of the Issuer, Michael Watzky may have influence over the corporate activities of the Issuer, including activities which may relate to items described in Items 4(a) - (j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) (i) As of the date hereof, (A) Matlin Partners (Delaware), is a direct beneficial owner of 10,727,193 shares of Class A Common Stock consisting of 5,499,445 shares of common stock and $38,119,000 aggregate face value of the Convertible Notes, which are immediately convertible into 5,227,749 shares of Class A Common Stock and (B) MatlinPatterson, Matlin Asset Management, Matlin Advisers, Matlin Global Partners, Mark R. Patterson and David J. Matlin are each an indirect beneficial owner of 10,727,193 shares of Class A Common Stock consisting of 5,499,445 shares of common stock and $38,119,000 aggregate face value of the Convertible Notes, which are immediately convertible into 5,227,749 shares of Class A Common Stock. The 10,727,193 shares of Class A Common Stock represent beneficial ownership of approximately 80.3% of the Issuer's issued and outstanding shares of Class A Common Stock (assuming conversion of the Convertible Notes beneficially owned by the Reporting Persons).

         (ii) Matlin Partners (Delaware) and Matlin Partners (Bermuda) have entered into a Participation Agreement (the "Bermuda Participation Agreement") dated as of May 15, 2001. Pursuant to such agreement, Matlin Partners (Bermuda) holds a participation interest in its pro rata share of the right, title and interest in the Class A Common Stock and Convertible Notes beneficially owned by Matlin Partners (Delaware). Matlin Partners (Bermuda)'s pro rata share is (i) 25.2% in relation to the Class A Common Stock beneficially owned by Matlin Partners (Delaware) representing 1,386,011 shares of Class A Common Stock and (ii) 25.83% in relation to the Convertible Notes or $9,844,361 in aggregate face value of the Convertible Notes which portion is immediately convertible into 1,350,392 shares of Class A Common Stock. As a result of such participation interest, Matlin Partners (Bermuda) may be deemed to be the beneficial owner of 2,736,403. shares of Class A Common Stock. The 2,736,403 shares of Class A Common Stock represent beneficial ownership of approximately 28.9% of the Issuer's issued and outstanding shares of Class A Common Stock (assuming conversion of the Convertible Notes in which Matlin Partners (Bermuda) has a participation interest).


                               (Page 14 of 31)

         (iii) Matlin Partners (Delaware) and the Opt-Out Fund have entered into a Participation Agreement (the "Opt-Out Fund Participation Agreement") dated as of July 16, 2002. Pursuant to such agreement, the Opt-Out Fund holds a participation interest in 2.4108% of the right, title and interest in the Class A Common Stock beneficially owned by Matlin Partners (Delaware) representing 132,581 shares of Class A Common Stock. As a result of such participation interest, the Opt-Out Fund may be deemed to be the beneficial owner of 132,581 shares of Class A Common Stock. The 132,581 shares of Class A Common Stock represent beneficial ownership of approximately 1.63% of the Issuer's issued and outstanding shares of Class A Common Stock (assuming no conversion of any of the Convertible Notes).

         (iv) Matlin Global Partners serves as General Partner of Matlin Partners. By reason of such relationships, Matlin Global Partners may be deemed to beneficially own share the shares owned by Matlin Partners (Delaware).

         (v) Matlin Advisers serves as investment advisor to Matlin Partners. By reason of such relationships, Matlin Advisers may be deemed to beneficially own the shares owned by Matlin Partners (Delaware).

         (vi) Matlin Asset Management is the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers. By reason of such relationships, Matlin Asset Management may be deemed to beneficially own the shares owned by Matlin Partners (Delaware).

         (vii) MatlinPatterson is the holder of all of the membership interests in Matlin Asset Management. By reason of such relationship, MatlinPatterson may be deemed to beneficially own the shares owned by Matlin Partners (Delaware).

         (viii) Mark R. Patterson and David J. Matlin are the holders of all of the membership interests in MatlinPatterson. By reason of such relationships, each of Mark Patterson and David Matlin may be deemed to share voting and dispositive power over the shares owned by Matlin Partners (Delaware).

        (b) To the best knowledge of MatlinPatterson, Matlin Asset Management, Matlin Advisers and Matlin Global Partners with respect to the directors and executive officers named in this Statement, none of the persons (i) beneficially owns any shares of Class A Common Stock (other than in his or her capacity as a controlling member, executive officer or director of such corporation or limited liability company) or (ii) has the right to acquire any Class A Common Stock owned by other parties.

         The filing of this Statement shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Class A Common Stock owned by other parties.


                               (Page 15 of 31)

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

I.   Polymer Group, Inc.'s Joint Second Amended Modified Plan of
     Reorganization

     A. Background

         In 2001, the Issuer breached certain financial covenants in its Second Amended, Restated and Consolidated Credit Facility (the "Credit Facility"), dated as of July 3, 1997. As a result, the lenders under the Credit Facility (the "Senior Lenders") exercised their right to block the payments of interest due to the holders of the 9% Senior Subordinated Notes on January 2, 2002, and to the holders of the 8.75% Senior Subordinated Notes (collectively with the 9% Senior Subordinated Notes, the "Senior Subordinated Notes") on March 1, 2002, respectively.

         On March 15, 2002, the Issuer and Matlin Global Partners, which then held approximately 67% of the Senior Subordinated Notes, executed a term sheet (the "Exchange Offer Term Sheet") setting forth the terms of a proposed recapitalization of the Issuer and its domestic subsidiaries (collectively, the "Debtors"), together with an agreement pursuant to which, among other things, Matlin Global Partners agreed to support the Issuer's recapitalization plan (the "Exchange Offer Support Agreement"). The recapitalization plan was to take the form of an exchange offer (the "Exchange Offer") that was to remain open through April 15, 2002, and which was subsequently extended to May 15, 2002. Both Exchange Offer Term Sheet and Exchange Offer Support Agreement have been terminated.

         On March 25, 2002, during the pendency of the Exchange Offer, certain creditors of the Debtors (the "Petitioning Creditors") filed an involuntary bankruptcy petition (the "Involuntary Petition") against the Debtors in the United States Bankruptcy Court for the District of South Carolina (the "Bankruptcy Court"). On April 26, 2002, the Bankruptcy Court dismissed the Involuntary Petition in connection with a Dismissal Agreement between the Debtors and the Petitioning Creditors (the "Dismissal Agreement").

         The Dismissal Agreement provided that the Debtors would extend the Exchange Offer through May 15, 2002. The Debtors and Matlin Global Partners also agreed to forbear through, and including, May 15, 2002, from implementing any modifications to the Senior Subordinated Notes and the indentures governing them. The Petitioning Creditors agreed to forbear through, and including, May 12, 2002 (the "Forbearance Period"), from exercising any and all remedies under the indentures for the Senior Subordinated Notes, the Senior Subordinated Notes or any applicable law, including any filing of an involuntary petition against any of the Debtors. During the Forbearance Period, the Debtors agreed (i) not to file a voluntary petition for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in a jurisdiction other than Columbia, South Carolina, and (ii) to contest any involuntary petition under the Bankruptcy Code filed in any such other jurisdiction, in each case, without the prior written consent of the Petitioning Creditors. Matlin Global Partners and the Petitioning Creditors agreed not to file an involuntary petition against the Debtors in any venue other than the Bankruptcy Court. Negotiations proceeded among the Debtors, Matlin Global Partners and


                               (Page 16 of 31)
the Petitioning Creditors, but no agreement was reached regarding a consensual restructuring of the Debtors. Eventually, the Exchange Offer, Exchange Offer Term Sheet and Exchange Offer Support Agreement were terminated.

         Subsequently, Matlin Global Partners and the Issuer executed a term sheet (the "Bankruptcy Term Sheet"), dated as of May 10, 2002, setting forth the terms of a bankruptcy reorganization of the Debtors, and a support agreement (the "Bankruptcy Support Agreement"), dated as of May 10, 2002, pursuant to which, among other things, Matlin Global Partners agreed to support a joint plan of reorganization on terms and conditions set forth in the Bankruptcy Term Sheet.

         On May 11, 2002, the Debtors (other than Bonlam (S.C.), Inc., for which the petition date was April 23, 2002) filed voluntary petitions for reorganization under the Bankruptcy Code in the Bankruptcy Court. On June 14, 2002, the Debtors filed a plan of reorganization (the "Prearranged Plan") and a disclosure statement. The Official Committee of Unsecured Creditors (the "Committee") opposed the Prearranged Plan. As a result of this opposition, the Debtors, Matlin Global Partners and the Committee entered into negotiations, and eventually agreed upon a revised plan of reorganization that each party supported. During the course of such negotiations, the Bankruptcy Term Sheet and Bankruptcy Support Agreement terminated.

         On January 16, 2003, the Bankruptcy Court approved the Plan, with the support of the Senior Lenders, Matlin Global Partners and the members of the Committee. The Plan was consummated on March 6, 2003.

     B. Description of Certain Provisions of the Plan

         (1) Reorganization of the Issuer. The Plan provided for, among other things: (1) the restructuring of the Credit Facility, including a payment of $50,000,000 on the effective date of the Plan to the agent under the Credit Facility for the benefit of the existing Senior Lenders, exclusive of the proceeds (the "Chicopee Sale Proceeds") of the sale of the South Brunswick facility owned by Chicopee, Inc.; (2) the payment to the Senior Lenders of 100% of the Chicopee Sale Proceeds; (3) the payment of an additional amount of at least $5,000,000 to the Senior Lenders; (4) the retirement of the Debtors' obligations under the Senior Subordinated Notes, wherein each holder of Senior Subordinated Notes and other general unsecured creditors (other than Critical Vendor Claims and Intercompany Claims (each as defined in the Plan)) would receive on, or as soon as practicable after, the effective date of the Plan in exchange for its allowed claim against the Debtors, (a) its pro rata share of Class A Common Stock, or (b) at the election of any such holder who was a Qualified Institutional Buyer (as defined in Rule 144A under the Securities Act of 1933 (the "Securities Act")), its pro rata share of Class C Common Stock, par value $.01 per share, of the Issuer; (5) the payment in full of all Critical Vendor Claims and Intercompany Claims (each as defined in the Plan);
(6) the offering of $50,000,000 of the Convertible Notes to each holder of an allowed unsecured claim, on a pro rata basis; (7) that Matlin Global Partners would issue, or cause to be issued, a letter of credit in the aggregated amount of $25,000,000 (the "Exit Letter of Credit") in favor of the agent under the Credit Facility, as restructured pursuant to the Plan, to support the amortization payments required to be made by the Issuer on December 31, 2003, June 30, 2004, and


                               (Page 17 of 31)

December 31, 2004; (8) that upon any drawing under the Exit Letter of Credit (if any) (or any advances made, or caused to be made, by Matlin Global Partners solely in lieu of drawing on the Exit Letter of Credit), Matlin Global Partners would be entitled to a 10% Senior Subordinated Note due 2007 (the "New Senior Subordinated Note") equal to the amount (if any) drawn against the Exit Letter of Credit (or such other advance made or caused to be made by Matlin Global Partners); (9) that holders of the Issuer's common stock outstanding immediately prior to the effective date of the Plan and rights therefor (including options and subscription rights) (the "Old Polymer Equity Interests") would receive 100% of the Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") (which will not be diluted by any conversions of the Convertible Notes) and the Series A Warrants (the "Series A Warrants") and Series B Warrants (the "Series B Warrants" and, collectively with the Series A Warrants, the "Warrants") to purchase, respectively, Series D Common Stock, par value $.01 per share, and Series E Common Stock, par value $.01 per share, of the Issuer in exchange for their Old Polymer Equity Interests; and (10) mutual releases among the Issuer, Matlin Global Partners, the Committee, the members of the Committee, the Senior Lenders, the past and present directors, management and professionals of the Issuer and its subsidiaries and affiliates, and certain other persons and entities.

         In the event that any holder of Senior Subordinated Notes other than Matlin Global Partners did not elect to subscribe for Convertible Notes, holders of Senior Subordinated Notes other than Matlin Global Partners that did subscribe for Convertible Notes were given the right to elect to purchase their pro rata share of such unsubscribed Convertible Notes. Matlin Global Partners agreed to act as "standby purchaser" to ensure that all such Convertible Notes were purchased and that the issuance of such Convertible Notes resulted in proceeds of $50,000,00.

         (2) Provisions Relating to the Organizational Documents of the Issuer and its Subsidiaries and Corporate Governance. The Plan sets forth requirements with respect to the organizational documents of the Issuer and its subsidiaries and certain arrangements among the Issuer and its shareholders (including, without limitation, covenants with respect to the voting of the Common Stock, par value $.01 per share, of the Issuer (the "Common Stock"), contractual preemptive rights in connection with the issuance of capital stock of the Issuer (subject to exceptions), tag-along rights in connection with certain sales of Common Stock by Matlin Global Partners and other obligations of the Issuer). The arrangements regarding the voting of the Issuer's Common Stock, contractual preemptive rights in connection with the issuance of capital stock of the Issuer (subject to exceptions), tag-along rights in connection with certain sales of Common Stock by Matlin Global Partners and certain other obligations of the Issuer are memorialized in a Shareholders Agreement, which was executed upon the consummation of the Plan and is described below. Additionally, the Issuer's Rights Agreement, dated as of April 15, 1996, by and among the Issuer and First Union Bank of North Carolina was terminated pursuant to the Plan and an order of the Bankruptcy Court.

     C. Hold Back of Class A Common Stock

         In connection with the consummation of the Plan, the Issuer has informed Matlin Global Partners that it held back 1,355,693 shares of Class A Common Stock from distribution to holders of allowed unsecured claims pending the resolution of certain claims against the Debtors


                               (Page 18 of 31)
for up to approximately $104,590,813. To the extent disputed claims are allowed by Order of the Bankruptcy Court, such claims will be satisfied by the issuance of Class A Common Stock. To the extent the aggregate awards under such disputed claims total less than $104,590,813, a portion of the 1,355,693 shares of Class A Common Stock held back will be distributed to holders of allowed unsecured claims (including Matlin Global Partners) on a pro rata basis.

II.  Shareholders Agreement

         In order to effectuate certain provisions of the Plan, Matlin Global Partners, the Issuer, Northeast Investors Trust ("NIT"), One Group Income Bond Fund ("One Group Income"), One Group High Yield Bond Fund ("One Group High Yield"), Southern Ute Growth Fund ("Southern Ute Growth"), Southern Ute Permanent Fund (together with One Group Income, One Group High Yield and Southern Ute Growth, "Pacholder"), Atlantic Global Funding Ltd. ("Atlantic"), CHYPS 1997-1 Ltd. ("CHYPS 1997"), CHYPS 1999-1 Ltd., a Cayman Islands company (collectively with Atlantic and CHYPS 1997, "Delaware Investments") (NIT, Pacholder and Delaware Investments are collectively referred to herein as the "Non-Matlin Global Partners Holders"), Jerry Zucker ("Zucker") and James G. Boyd ("Boyd") entered into a Shareholders Agreement, dated as of March 5, 2003 (the "Shareholders Agreement"). The terms of the Shareholders Agreement are described below.

     A. Contractual Preemptive Rights

         Pursuant to the Shareholders Agreement, the Issuer granted contractual preemptive rights to each holder of the Common Stock issued: (a) pursuant to the Plan; (b) upon the conversion of the Convertible Notes or exercise of the Warrants, (c) upon antidilution adjustments to the Class B Common Stock, or Convertible Notes, or (d) upon stock splits, stock dividends or otherwise, in each case, in respect of the securities set forth in clauses
(a), (b) and (c) above (collectively, the "Initial Common Stock"). Such contractual preemptive rights give each holder of Initial Common Stock the right to purchase up to its pro rata share of any shares of capital stock or options, warrants, conversion rights or other rights to acquire shares of capital stock proposed to be issued by the Issuer, subject to certain excluded issuances set forth in the Shareholders Agreement and summarized in the immediately following sentence. Issuances of the following securities of the Issuer are not subject to the preemptive rights: (a) shares of Common Stock issuable upon conversion of the Convertible Notes; (b) shares of Class B Common Stock issuable pursuant to the anti-dilution provisions of the Class B Common Stock upon conversion of the Convertible Notes as set forth in Article IV, Section 2(a)(x) of the Issuer's Amended and Restated Certificate of Incorporation; (c) equity securities of the Issuer issued in connection with
(i) any acquisition of another entity (other than an individual) by the Issuer or any subsidiary of the Issuer by merger, stock purchase, purchase of all or substantially all of the assets, or other reorganization, or (ii) the purchase of all or substantially all of the assets of another entity, in each case that is approved by a majority of the Issuer's Board of Directors; (d) up to an aggregate of 4,000,000 shares of Common Stock (or related options) issued to employees, officers, directors, consultants, other persons performing services for the Issuer (including distributors and sales representatives) and their respective affiliates, in each case, pursuant to any stock option plan, or similar equity-based compensatory arrangement approved by a majority of the Issuer's Board of Directors; (e) shares of Common Stock issued in connection with any stock split, stock dividend, recapitalization or similar transaction by the


                               (Page 19 of 31)

Issuer; (f) shares of Common Stock issued pursuant to a firm commitment underwritten public offering of the Issuer's Common Stock; (g) non-convertible debt securities or debt instruments; (h) shares of capital stock issued pursuant to a rights offering made to all holders of Initial Common Stock in accordance with applicable Federal securities laws; (i) shares of Common Stock and other securities issuable pursuant to the Plan; (j) shares of Common Stock issuable upon exercise of the Warrants; and (k) shares of capital stock issued pursuant to an anti-takeover plan, takeover defense plan or "poison pill" in the form of a shareholder rights plan or similar plan adopted by the Issuer. The contractual preemptive rights may be waived with the prior consent of the Issuer's Board of Directors, including at least one Non-Matlin Global Partners Board Member (as defined below), and Matlin Global Partners. The contractual preemptive rights terminate upon a change of control of the issuer (as defined in the Shareholders Agreement) or with the consent of the Issuer's Board of Directors, including at least one Non-Matlin Global Partners Board Member, and Matlin Global Partners.

     B. Tag-Along Rights

         Pursuant to the Shareholders Agreement, Matlin Global Partners has granted "tag-along" rights to each holder of Initial Common Stock. In the event Matlin Global Partners proposes to sell any of its Common Stock of the Issuer, subject to certain exempt transactions set forth in the Shareholders Agreement, each holder of Initial Common Stock shall have the right to sell, along side Matlin Global Partners, its pro rata share of the total number of shares proposed to be sold by Matlin Global Partners to the proposed purchaser on the same terms and conditions as Matlin Global Partners. The tag-along rights may be waived with the prior consent of the Issuer's Board of Directors, including at least one Non-Matlin Global Partners Board Member, and Matlin Global Partners. The tag-along rights terminate upon a change of control of the issuer (as defined in the Shareholders Agreement) or with the consent of the Issuer's Board of Directors, including at least one Non-Matlin Global Partners Board Member, and Matlin Global Partners.

     C. Provisions Regarding the Issuer's Board of Directors

         In accordance with the Plan, the Shareholders Agreement sets forth certain covenants of the parties thereto with respect to the composition of the Issuer's Board of Directors and the voting of the shares held thereby with respect to the nomination, election and removal of directors.

         (1) Number, Term and Qualifications; Subsequent Elections. Pursuant to the Plan and the Shareholders Agreement, as of March 6, 2003 (the "Effective Date"), the Issuer's Board of Directors will be (a) fixed at nine members, each with one year terms, subject to the removal provisions of the Issuer's Bylaws, and (b) composed of five directors designated by Matlin Global Partners (together with any direct or indirect successors thereto designated by Matlin Global Partners, the "MP Board Members"), two directors designated by the pre-Effective Date Board of Directors of the Company, who shall be Zucker and Boyd (together with any direct or indirect successors thereto, the "ZB Board Members"), and two directors designated by the Non-Matlin Global Partners Holders (together with any direct or indirect successors thereto, the "Non-Matlin Global Partners Board Members").


                               (Page 20 of 31)

         At the annual meeting of stockholders for the calendar years 2003, 2004 and 2005, Matlin Global Partners, each Non-Matlin Global Partners Holder, Zucker (as long as he is a director) and Boyd (as long as he is a director) each shall vote or cause to be voted all shares of Common Stock and other voting equity owned by him or it, or over which he or it has voting control, and otherwise use its respective best efforts, so as to nominate and elect to the Board of Directors the Matlin Global Partners Board Members, Non-Matlin Global Partners Board Members and ZB Board Members sitting on the Issuer's Board of Directors on the date immediately preceding such meeting; provided that if there shall be any vacancy on the Issuer's Board of Directors on the date immediately preceding such meeting as the result of the removal, resignation, death, disability or otherwise of a Matlin Global Partners Board Member, Non-Matlin Global Partners Board Member or ZB Board Member, Matlin Global Partners, each Non-Matlin Global Partners Holder, Zucker and Boyd each shall vote or cause to be voted all shares of Common Stock and other voting equity owned by him or it, or over which he or it has voting control, and otherwise use its respective best efforts, so as to nominate and elect a successor designated by Matlin Global Partners, if the director was a Matlin Global Partners Board Member, designated by the remaining Non-Matlin Global Partners Board Member, if the director was a Non-Matlin Global Partners Board Member and designated by the remaining ZB Board Member, if the director was a ZB Board Member; provided that (a) Matlin Global Partners shall not be required to vote, or cause to be voted, the shares of Common Stock or other voting equity owned by it or over which it has voting control, or use its best efforts, to nominate or elect any proposed director if such proposed director was previously removed from the Board of Directors in accordance with the terms of the Shareholders Agreement, and (b) upon the removal of any ZB Board Member pursuant to Sections 4.2(c) or (d) of the Shareholders Agreement (summarized in Paragraphs II(C)(2)(c) and (d) of this Item 6), the remaining ZB Board Member shall not have the right to designate a successor to the removed ZB Board Member.

         (2) Vacancies.

              (a) At any time prior to the third anniversary of the Effective Date, upon the vacancy of any director due to resignation, removal or otherwise, Matlin Global Partners, each Non-Matlin Global Partners Holder, Zucker and Boyd each shall vote or cause to be voted all shares of Common Stock and other voting equity owned by him or it, or over which he or it has voting control, and otherwise use its respective best efforts, so as to nominate and elect a successor designated by Matlin Global Partners, if the director was a Matlin Global Partners Board Member, designated by the remaining Non-Matlin Global Partners Board Member, if the director was a Non-Matlin Global Partners Board Member and designated by the remaining ZB Board Member, if the director was a ZB Board Member; provided that (i) Matlin Global Partners shall not be required to vote, or cause to be voted, the shares of Common Stock or other voting equity owned by it or over which it has voting control, or use its best efforts, to nominate or elect any proposed director if such proposed director was previously removed from the Issuer's Board of Directors in accordance with the terms of the Shareholders Agreement, and (ii) upon the removal of any ZB Board Member pursuant to Sections 4.2(c) or (d) of the Shareholders Agreement (summarized in Paragraphs II(C)(2)(c) and
(d) of this Item 6), the remaining ZB Board Member shall not have the right to designate a successor to the removed ZB Board Member.


                               (Page 21 of 31)

              (b) At any time on or after the third anniversary of the Effective Date, Matlin Global Partners, each Non-Matlin Global Partners Holder, Zucker and Boyd is to each vote or cause to be voted all shares of Common Stock and other voting equity owned by him or it, or over which he or it has voting control, so as to nominate, include on the Issuer's slate of directors and elect each Matlin Global Partners Board Member, ZB Board Member and Non-Matlin Global Partners Board Member that served on the Board of Directors immediately prior to such election and/or each other shareholder nominee; provided that in the case of each such specific nomination (i) such Matlin Global Partners Board Member, ZB Board Member, Non-Matlin Global Partners Board Member or other Shareholder nominee has been properly nominated by a shareholder, and (ii) the nomination thereof has the support of the affirmative vote of at least 12.5% of the issued and outstanding shares of Common Stock; provided, further that each share of Common Stock may be counted in support of only one nominee; provided further that in no event shall the size of the Issuer's Board of Directors be increased by operation of this provision.

              (c) Matlin Global Partners may not vote, or cause to be voted, the shares of Common Stock or other voting equity owned by it, or over which it has voting control, to remove Zucker or any ZB Board Member that is a direct or indirect successor thereto from the Issuer's Board of Directors without cause unless (i) Zucker's employment with the Issuer or its subsidiaries is terminated for cause, or (ii) (A) Zucker's employment with the Issuer or its subsidiaries is terminated without cause or Zucker resigns and
(B) the Issuer tenders or otherwise pays to Zucker the amounts that he is entitled to receive under his letter agreement dated May 22, 1998, as amended on May 11, 2002 (as the same may be amended from time to time, the "Zucker Change of Control Agreement") or any other applicable agreement; provided, however, that during the pendency of any dispute relating to (I) Zucker's termination of employment, (II) whether such termination of employment is for cause, or (III) whether Zucker is entitled to payment under the Zucker Change of Control Agreement or any other applicable agreement, Matlin Global Partners shall be permitted to vote, and cause to be voted, the shares of Common Stock or other voting equity owned by it, and over which it has voting control, to remove Zucker (or any ZB Board Member that is a direct or indirect successor thereto) from the Issuer's Board of Directors. Nothing in this provision limits Matlin Global Partners' right to vote, or cause to be voted, the shares of Common Stock or other voting equity owned by it, or over which it has voting control, to remove for cause Zucker or any ZB Board Member that is a direct or indirect successor thereto from the Issuer's Board of Directors.

              (d) Matlin Global Partners may not vote, or cause to be voted, the shares of Common Stock or other voting equity owned by it, or over which it has voting control, to remove Boyd or any ZB Board Member that is a direct or indirect successor thereto from the Issuer's Board of Directors without cause unless (i) Boyd's employment with the Issuer or its subsidiaries is terminated for cause, or (ii) (A) Boyd's employment with the Issuer or its subsidiaries is terminated without cause or Boyd resigns and (B) the Issuer tenders or otherwise pays Boyd the amounts that he is entitled to receive under his letter agreement dated May 22, 1998, as amended on May 11, 2002 (as the same may be amended from time to time, the "Boyd Change of Control Agreement") or any other applicable agreement; provided, however, that during the pendency of any dispute relating to (I) Boyd's termination of employment,
(II) whether such termination of employment is for cause, or (III) whether Boyd is entitled to payment under the Boyd Change of Control Agreement or any other applicable agreement,


                               (Page 22 of 31)

Matlin Global Partners shall be permitted to vote, and cause to be voted, the shares of Common Stock or other voting equity owned by it, and over which it has voting control, to remove Boyd (or any ZB Board Member that is a direct or indirect successor thereto) from the Issuer's Board of Directors. Nothing in this provision limits Matlin Global Partners' right to vote, or cause to be voted, the shares of Common Stock or other voting equity owned by it, or over which it has voting control, to remove for cause Boyd or any ZB Board Member that is a direct or indirect successor thereto from the Issuer's Board of Directors.

              (e) If a ZB Board Member is removed as a director for cause or otherwise in accordance with Section 4.2(c) or (d) of the Shareholders Agreement (summarized in Paragraphs II(C)(2)(c) and (d) of this Item 6), the Issuer is to promptly call a special meeting of shareholders for the purpose of reducing the number of directors on the Issuer's Board of Directors to eliminate the vacancy created by such removal and Matlin Global Partners shall, at such special meeting, vote, and cause to be voted, the shares of Common Stock or other voting equity owned by it, or over which it has voting control, in favor of reducing the number of directors on the Issuer's Board of Directors to eliminate such vacancy; provided, however, that (i) during the pendency of any dispute described in the proviso of Section 4.2(c)(ii) of the Shareholders Agreement (summarized in Paragraph II(C)(2)(c)(ii) of this Item
6), Matlin Global Partners shall not vote, or cause to be voted, the shares of Common Stock or other voting equity owned by it, or over which it has voting control in favor of either the elimination of the vacancy created by the removal of Zucker or any ZB Board Member that is a direct or indirect successor thereto or the election of any director to fill such vacancy, and
(ii) during the pendency of any dispute described in the proviso of Section 4.2(d)(ii) of the Shareholders Agreement (summarized in Paragraph II(C)(2)(d)(ii) of this Item 6), Matlin Global Partners shall not vote, or cause to be voted, the shares of Common Stock or other voting equity owned by it, or over which it has voting control in favor of either the elimination of the vacancy created by the removal of Boyd or any ZB Board Member that is a direct or indirect successor thereto or the election of any director to fill such vacancy.

                   (f) Matlin Global Partners shall not vote, or cause to be voted, the shares of Common Stock or other voting equity owned by it, or over which it has voting control, to remove without cause any Non-Matlin Global Partners Board Member.

         (3) Committees. At least one Non-Matlin Global Partners Board Member shall be a member of each of the audit committee, compensation committee and executive committee for so long as a Non-Matlin Global Partners Board Member has a right to a seat on the Issuer's Board of Directors pursuant to Sections 4.1, 4.2(a) or 4.2(b) of the Shareholders Agreement (summarized in Paragraphs II(C)(1), (2)(a) and (2)(b) of this Item 6); provided that at least one Non-Matlin Global Partners Board Member is a member of the Issuer's Board of Directors during such period and that the member to serve on such committees satisfies all applicable Federal, state, securities exchange, quotation system, and self regulatory organization (including, without limitation, the Securities and Exchange Commission, New York Stock Exchange, Nasdaq and the OTC Bulletin Board, as the case may be) rules and regulations regarding, concerning and relating to qualifications and requirements necessary for service on such committees.


                               (Page 23 of 31)

         (4) Termination. The provisions of the Shareholders Agreement regarding the composition of the Issuer's Board of Directors and the voting of the shares held by the parties thereto with respect to the nomination, election and removal of directors shall terminate upon a change of control of the Issuer (as defined in the Shareholders Agreement).

     D. Additional Obligations of the Issuer

         In accordance with the Plan and pursuant to the Shareholders Agreement, the issuer is subject to the following additional obligations.

         (1) Reporting Obligations. If a class of the Issuer's equity securities is not otherwise registered pursuant to Section 12(d) or Sections 12(g)(1)(A) or (B) of the Securities Exchange Act of 1934 (the "Exchange Act"), as amended, the Issuer shall (a) use its best efforts to register the Class A Common Stock, on a voluntary basis, with the Securities and Exchange Commission pursuant to Section 12(g) of the Exchange Act and to have such registration declared effective as soon as possible after the date hereof, and
(b) file all periodic and other reports and filings required to be filed by issuers with a class of equity securities registered under Sections 12(d) or
(g) of the Exchange Act. The Issuer shall not seek to terminate any voluntary registration of its Class A Common Stock required by the Shareholders Agreement (as summarized above), and shall continue to file all periodic and other reports and filings required to be filed by issuers with a class of equity securities registered under Section 12(g) of the Exchange Act, until the termination of such obligation in accordance with the Shareholders Agreement.

         (2) Incorporation. The Issuer shall maintain its corporate existence in Delaware; provided, however, that the Issuer may reincorporate elsewhere if such reincorporation is necessary to effectuate a bona fide business combination or other transaction; provided, further, that any such business combination or other transaction with a PGI Affiliate shall require the approval of one Non-Matlin Global Partners Board Member.

         (3) Listing. On the Effective Date, or as soon as practicable thereafter, the Issuer shall use its reasonable best efforts to become a listed company on the New York Stock Exchange or to become included for quotation on The Nasdaq Stock Market; provided that the Issuer shall initially list its shares of Class A Common Stock and Class B Common Stock for trading on the Nasdaq bulletin board or over-the-counter market.

         (4) Related Party Transactions. Without the written approval of at least one Non-Matlin Global Partners Board Member, the Issuer may not enter into any New Polymer Affiliated Transaction (as defined in the Shareholders Agreement); provided that, solely for the avoidance of doubt, nothing in this provision requires the termination of any of the existing terms or provisions of, or existing obligations under, any of the following relationships between the Issuer and any PGI Affiliate (as defined in the Shareholders Agreement):
(i) the existing lease and shared services agreement relating to the Issuer's headquarters, among the Issuer, The InterTech Group, Inc. and ZS Associates, as in effect on the Effective Date; (b) the shared insurance purchasing arrangement between the Issuer and The InterTech Group, Inc., as in effect on the Effective Date; and (c) the shared employee benefits management agreement between the Issuer and The InterTech Group, Inc, as in effect on the Effective Date. Notwithstanding


                               (Page 24 of 31)
anything to the contrary herein, (x) any amendment, modification, extension or change to, or waiver under, any of the relationships between the Company and any PGI Affiliate set forth in the final proviso to the immediately preceding sentence shall require the written approval of at least one Non-Matlin Global Partners Board Member, and (y) nothing in this Agreement shall restrict or prevent the Issuer from terminating any of the relationships, agreements or arrangements set forth in the final proviso to the immediately preceding sentence. Notwithstanding the foregoing, in no case shall the Issuer enter into any agreement to pay, nor shall it pay, any management fee or transaction fee to any PGI Affiliate, excluding fees of up to an aggregate of $4,500,000 payable to Matlin Global Partners pursuant to the Plan.

         (5) Registration Rights. In the event that the Issuer, Matlin Global Partners or any Non-Matlin Global Partners Holder shall determine, based upon the reasonable advice of counsel, that (a) the Convertible Notes may not be offered for resale or resold, or (b) the Initial Common Stock issuable upon conversion of the Convertible Notes may not be issued, offered for resale and/or resold, in each of the cases set forth in the foregoing clauses (a) and
(b), without the registration of such offer, resale and/or issuance under the Securities Act and the rules and regulations promulgated thereunder, or an exemption therefrom, Matlin Global Partners or such Non-Matlin Global Partners Holder shall have the right to cause the Issuer to use its reasonable best efforts to register the offer, resale and/or issuance of all Convertible Notes and/or Initial Common Stock issuable upon the conversation thereof, as the case may be, under the Securities Act pursuant to a registration statement on Form S-1 or Form S-3, if available to the Issuer (or successors to such forms adopted by the Securities and Exchange Commission). In the event a registration is requested pursuant to this provision, Matlin Global Partners and the Non-Matlin Global Partners Holders shall reasonably cooperate with the Issuer in the preparation of the registration statement, and the Issuer shall, among other things, pay all expenses of the registration, including, without limitation, the costs and expenses of one counsel to Matlin Global Partners and the Non-Matlin Global Partners Holders, provide such counsel with a reasonable opportunity to review and comment upon the registration statement, communications with the staff of the Securities Exchange Commission and related documents, and effect such registration as soon as shall be reasonably practicable.

         (6) Termination of Obligations. The obligations of the Issuer summarized in this Paragraph II(D) of Item 6 shall terminate upon a change of control of the Issuer (as defined in the Shareholders Agreement) or a going private transaction involving the Issuer.

     E. Miscellaneous Provisions

         The Shareholders Agreement contains other provisions regarding, among other things, transfers rights granted by the Shareholders Agreement, third party beneficiaries and enforcement of certain provisions of the Shareholders Agreement thereby, specific performance, amendments, granting of equivalent rights to additional shareholders of the Issuer, and termination of the requirements for approval of actions by Non-Matlin Global Partners Board Members. In particular, any waiver, termination, amendment or other action that, pursuant to the Shareholders Agreement, requires the consent or approval of a Non-Matlin Global Partners Board Member shall require such consent or approval only if both (1) at least one Non-Matlin Global Partners Board Member has the right to a seat on the Issuer's Board of Directors pursuant to the Shareholders Agreement, and (b) at the time such approval is sought one of the following


                               (Page 25 of 31)
is true (i) at least one Non-Matlin Global Partners Board Member is a member of the Issuer's Board of Directors, (ii) if a Non-Matlin Global Partners Board Member is not a member of the Issuer's Board of Directors, a Non-Matlin Global Partners Board Member shall have been a member of the Issuer's Board of Directors within sixty days of such time, or (iii) if a Non-Matlin Global Partners Board Member is not, and, within sixty days of such time, has not been, a member of the Issuer's Board of Directors, a nomination or designation of a proposed Non-Matlin Global Partners Board Member shall have been made in good faith pursuant to the terms of the Shareholders Agreement and not withdrawn, and such nominee or designee shall not have refused or declined appointment to the Issuer's Board of Directors.

III. Senior Subordinated Note Purchase Agreement

         In order to facilitate the issuance of a New Senior Subordinated Note in the amount of any drawing under the Exit Letter of Credit, Matlin Global Partners, the Issuer and the Issuer's domestic subsidiaries, as guarantors, entered into a Senior Subordinated Note Purchase Agreement (the "Senior Subordinated Note Purchase Agreement"), dated as of March 5, 2003, and pursuant thereto, the Issuer issued to Matlin Global Partners a New Senior Subordinated Note.

         The Senior Subordinated Note Purchase Agreement and Senior Subordinated Note provide that upon any drawing under the Exit Letter of Credit, the principal amount due under the New Senior Subordinated Note will automatically increase by the amount of such drawing. The Issuer is required to pay interest on any amount outstanding under the New Senior Subordinated Note semi-annually in arrears on January 1 and June 1 of each year, commencing on June 1, 2003, at a rate of 10% per annum, and default interest in an amount of 2% per annum will be payable on the principal amount in addition to the existing 10% rate. The Issuer shall, to the extent lawful, pay interest at a rate of 12% per annum on overdue interest.

         The Issuer's obligations under the Senior Subordinated Note Purchase Agreement and Senior Subordinated Note are guaranteed by the Issuer's domestic subsidiaries. Both the Issuer's obligations under the Senior Subordinated Note and the guarantees thereof are subordinate to the indebtedness outstanding under the Issuer's restructured Credit Facility.

         The Senior Subordinated Note Purchase Agreement contains customary representations and warranties and standard default terms. Additionally, the Senior Subordinated Note Purchase Agreement contains affirmative and negative covenants of the Issuer with respect to (a) delivery of information, (b) transactions with affiliates, (c) limitation on indebtedness, (d) disposition of proceeds of asset sales, (e) limitation on restricted payments, (f) corporate existence, (g) limitation on liens, (h) future domestic subsidiary guarantors, (i) designation of unrestricted subsidiaries, and (j) mergers and similar transactions involving the Issuer or the guarantors.

         References to, and descriptions of, the Plan, Shareholders Agreement and the Senior Subordinated Note Purchase Agreement as set forth above in this
Item 6, are qualified in their entirety by reference to the copies of the Plan, Shareholders Agreement and Senior Subordinated Note Purchase Agreement included as Exhibits 7, 5 and 4, respectively, to this


                               (Page 26 of 31)

Schedule 13D, and incorporated in this Item 6 in their entirety where such references and descriptions appear.

         Reference is made to the descriptions of the Bermuda Participation Agreement in Item 5 of this Statement and to the Bermuda Participation Agreement which is annexed hereto as Exhibit 2, which is incorporated herein by reference.

         Reference is made to the descriptions of the Opt-Out Fund Participation Agreement in Item 5 of this Statement and to the Opt-Out
Fund Participation Agreement which is annexed hereto as Exhibit 3, which is incorporated herein by reference.

Item 7.  Materials to be Filed as Exhibits


      Exhibit No.         Description
      -----------         -----------

           1 Joint Filing Agreement, dated as of March 17, 2003, by and among MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P. Mark Patterson and David Matlin.

           2 Participation Agreement, dated as of May 15, 2001 by and between MatlinPatterson Global Opportunities L.P. (formerly, CSFB Global Opportunities Partners, L.P.) and MatlinPatterson Global Opportunities Partners (Bermuda) L.P. (formerly, CSFB Global Opportunities Partners (Bermuda), L.P.)

           3 Participation Agreement, dated as of July 16, 2002 by and between MatlinPatterson Global Opportunities L.P. and MatlinPatterson Global Opportunities Partners B, L.P.

           4 Senior Subordinated Note Purchase Agreement, dated March 5, 2003, by and between the Issuer and its affiliates and MatlinPatterson Global Opportunities Partners L.P.

          5(a) Shareholders Agreement, dated as of March 5, 2003, by and the Issuer, MatlinPatterson Global Opportunities Partners L.P., Northeast Investors Trust, One Group Income Bond Fund, One Group High Yield Bond Fund, Southern Ute Growth Fund, Southern Ute Permanent Fund, CHYPS 1997-1 Ltd., CHYPS 1999-1 Ltd., James G. Boyd and Jerry Zucker.

          6(b) Amended Modified Disclosure Statement for Joint Amended Modified Plan of Reorganization of the Issuer and its affiliates under Chapter 11 of the Bankruptcy Code, dated November 25, 2002.

           7 Debtor's Joint Second Amended Modified Plan of Reorganization of the Issuer and its affiliates under Chapter 11 of the Bankruptcy Code, dated


                  (Page 27 of 31)

                          January 16, 2003.

(a) Incorporated by reference from Exhibit 3 to the Registration Statement on Form 8-A filed on March 6, 2003 by Polymer Group, Inc.

(b) Incorporated by reference from Exhibit T3E1 to the Application for Qualification of Indentures on Form T-3 filed on December 17, 2002 by Polymer Group, Inc.


                               (Page 28 of 31)

                                   SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: March 17, 2003

                                 MATLINPATTERSON LLC


                                 By:  /s/ Mark R. Patterson
                                     ----------------------------------------
                                        Name:  Mark R. Patterson
                                        Title: Member


                                 MATLINPATTERSON ASSET MANAGEMENT LLC


                                 By:  /s/ Mark R. Patterson
                                     ----------------------------------------
                                        Name:  Mark R. Patterson
                                        Title: Chairman


                                 MATLINPATTERSON GLOBAL ADVISERS LLC


                                 By:  /s/ Mark R. Patterson
                                     ----------------------------------------
                                        Name:  Mark R. Patterson
                                        Title: Chairman


                                 MATLINPATTERSON GLOBAL PARTNERS
                                 LLC


                                 By:  /s/ Mark R. Patterson
                                     ----------------------------------------
                                        Name:  Mark R. Patterson
                                        Title: Director


                                 MATLINPATTERSON GLOBAL
                                 OPPORTUNITIES PARTNERS L.P.


                                 By:  MatlinPatterson Global Partners LLC


                                 By:   /s/ Mark R. Patterson
                                      ---------------------------------------
                                        Name:  Mark R. Patterson
                                        Title: Director


                               (Page 29 of 31)

                                 MATLINPATTERSON GLOBAL
                                 OPPORTUNITIES PARTNERS B, L.P.


                                 By:  MatlinPatterson Global Partners LLC


                                 By:  /s/ Mark R. Patterson
                                     ----------------------------------------
                                        Name:  Mark R. Patterson
                                        Title: Director


                                 MATLINPATTERSON GLOBAL
                                 OPPORTUNITIES PARTNERS (BERMUDA) L.P.

                                 By:  MatlinPatterson Global Partners LLC

                                 By:  /s/ Mark R. Patterson
                                     ----------------------------------------
                                        Name:  Mark R. Patterson
                                        Title: Director

                                 DAVID J. MATLIN

                                 By:  /s/ David J. Matlin
                                     ----------------------------------------
                                        Name:  David J. Matlin

                                 MARK R. PATTERSON

                                 By:  /s/ Mark R. Patterson
                                     ----------------------------------------
                                        Name:  Mark R. Patterson


                               (Page 30 of 31)

                                 EXHIBIT INDEX
                                 -------------

      Exhibit No.         Description
      -----------         -----------

           1 Joint Filing Agreement, dated as of March 17, 2003, by and among MatlinPatterson LLC, MatlinPatterson Asset Management LLC, MatlinPatterson Global Advisers LLC, MatlinPatterson Global Partners LLC, MatlinPatterson Global Opportunities Partners L.P., MatlinPatterson Global Opportunities Partners (Bermuda) L.P., MatlinPatterson Global Opportunities Partners B, L.P. Mark Patterson and David Matlin.

           2 Participation Agreement, dated as of May 15, 2001 by and between MatlinPatterson Global Opportunities L.P. (formerly, CSFB Global Opportunities Partners, L.P.) and MatlinPatterson Global Opportunities Partners (Bermuda) L.P. (formerly, CSFB Global Opportunities Partners (Bermuda), L.P.)

           3 Participation Agreement, dated as of July 16, 2002 by and between MatlinPatterson Global Opportunities L.P. and MatlinPatterson Global Opportunities Partners B, L.P.

           4 Senior Subordinated Note Purchase Agreement, dated March 5, 2003, by and between Polymer Group, Inc. and its affiliates and MatlinPatterson Global Opportunities Partners L.P.

          5(a) Shareholders Agreement, dated as of March 5, 2003, by and among Polymer Group, Inc., MatlinPatterson Global Opportunities Partners L.P., Northeast Investors Trust, One Group Income Bond Fund, One Group High Yield Bond Fund, Southern Ute Growth Fund, Southern Ute Permanent Fund, CHYPS 1997-1 Ltd., CHYPS 1999-1 Ltd., James G. Boyd and Jerry Zucker.

          6(b) Amended Modified Disclosure Statement for Joint Amended Modified Plan of Reorganization of Polymer Group, Inc. and its affiliates under Chapter 11 of the Bankruptcy Code, dated November 25, 2002.

           7 Debtor's Joint Second Amended Modified Plan of Reorganization of Polymer Group, Inc. and its affiliates under Chapter 11 of the Bankruptcy Code, dated January 16, 2003.

(a) Incorporated by reference from Exhibit 3 to the Registration Statement on Form 8-A filed on March 6, 2003 by Polymer Group, Inc.

(b) Incorporated by reference from Exhibit T3E1 to the Application for Qualification of Indentures on Form T-3 filed on December 17, 2002 by Polymer Group, Inc.


                                (Page 31 of 31)